August 16, 2024

Via EDGAR (filed as Correspondence)

Megan Akst, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Xylem Inc.
Form 10-K for the Year Ended December 31, 2023
Filed February 28, 2024
File No. 001-35229

Dear Ms. Akst and Ms. Collins:
This letter is in response to the comments provided by the staff of the Securities and Exchange Commission (the "Staff") by letter dated July 23, 2024 regarding the above-referenced filing of Xylem Inc. ("Xylem," the "Company," "our," or "we"). For ease of reference, we have reproduced below the text of the Staff’s comments in italics directly above the Company's responses.
Form 10-K for the Fiscal Year Ended December 31, 2023

Key Performance Indicators and Non-GAAP Measures, page 40
1. We note your adjustment for “tax-related special items” includes adjustments related to tax return versus tax provision, tax exam impacts, tax law change impacts, excess tax benefits/losses and other discrete tax adjustments. Please provide us with a breakdown of each item included in this adjustment along with additional information regarding the nature of such amounts and why they are included in your non-GAAP measures of adjusted net income and adjusted earnings per share. Also, clarify how this adjustment reflects current and deferred income tax expenses commensurate with your non-GAAP measure of profitability. Refer to Item 102.11 of the non-GAAP C&DIs.
The Company respectfully acknowledges the Staff’s comment. The breakdown of each item included in the “tax-related special items” adjustment includes:

		December 31,
Discrete tax (benefits)/expenses (in millions)	Additional information regarding the nature of amounts	2023	2022
Tax exam impacts	Discrete tax benefits for changes in uncertain tax positions associated with tax audit developments	(70)	(1)
Tax law change impacts	Discrete tax (benefit)/expense for adjusting deferred tax balances in response to tax law enactments	(27)	3
Other discrete tax adjustments	Discrete tax (benefit)/expense for the change of valuation allowances	(13)	1
Excess tax benefits	Discrete tax benefit related to stock-based compensation windfalls	(4)	—
Tax return versus tax provision adjustments	Discrete tax benefits for adjustments related to prior periods	(1)	(2)
Total		(115)	1

Each of these tax-related special items are included in our non-GAAP measures of adjusted net income and adjusted earnings per share because they are discrete tax items that do not directly relate to current period earnings. We believe the exclusion of these discrete tax items provides investors with useful supplemental information about the Company's operational performance, allowing them to understand net income related to ongoing operations. With respect to Question 102.11 of the C&DIs, we believe these adjustments reflect what current and deferred income tax expense would be based on our levels of non-GAAP income before taxes.
In response to the Staff's comment, in future filings the Company will include further detail regarding the amounts included in the "tax-related special items" adjustment for each period presented to the extent these charges are deemed material. Please see the updated table below using our Form 10-K filed on February 28, 2024 illustrating how the Company plans to display this information in future filings, as appropriate.

(in millions, except per share data)	2023			2022
Net income and Earnings per share	609		2.79	355		1.96
Restructuring and realignment	106		0.49	34		0.19
Acquired intangible amortization	176		0.81	72		0.40
Special charges	138	(a)	0.63	160	(b)	0.88
Tax-related special items	(115)	(c)	(0.53)	1		0.01
(Gain) loss from sale of business	1		-	(1)		(0.01)
Tax effects of adjustments (d)	(90)		(0.41)	(51)		(0.28)
Adjusted net income and Adjusted earnings per share	$825		$3.78	$570		$3.15
(a) The special charges in the year primarily relate to $126 million of acquisition and integration related costs.
(b) The special charges in the year primarily relate to the U.K. pension settlement expense of $140 million and asset impairment charges of $14 million recorded in the period.
(c) The tax-related special items in the year primarily relate to $70 million of tax benefits from tax exam impacts and $27 million of tax benefits relating to tax law changes.
(d) The tax effects of adjustments are calculated using the statutory tax rate, taking into consideration the nature of the item and the relevant taxing jurisdiction.

2. We note your measure of free cash flow includes an adjustment for cash paid in excess of tax provision for R&D law adoption change. Please tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure, or remove from future filings.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will remove the adjustment for cash paid in excess of tax provision for R&D law adoption change from our measure of “free cash flow” in future filings.

Executive Summary, page 42
3. We note you provide a discussion of consolidated adjusted EBITDA on page 48 without a similar discussion of the comparable GAAP measure of net income. We also note, you discuss the percentage change in free cash flow and the basis point change in adjusted operating margin in your executive summary, without providing a similar discussion for the comparable GAAP measures net cash provided by operating activities and operating income. Please revise to present all GAAP measures and discussions of such measures with equal or greater prominence to the non-GAAP measures. Refer to Question 102.10 of the non-GAAP C&DIs.

The Company respectfully acknowledges the Staff's comment and advises the Staff that it will present all GAAP measures and discussions of such measures with equal or greater prominence to the non-GAAP measures in future filings, including any discussions in the Executive Summary section.
With respect to the Staff’s comment regarding providing a comparable discussion of the GAAP measure of net income when consolidated adjusted EBITDA is discussed, the Company notes that in its quarterly report on Form 10-Q for the period ended June 30, 2024 filed on July 30, 2024 (“Q2 2024 10-Q”), we provided this discussion in the section titled “Operating Income, Net Income, and Adjusted EBITDA” on page 47 and will continue to do so in future filings. Please see the updated disclosures below excerpted from the Company’s Q2 2024 10-Q quarter to date disclosures in response to the Staff’s comment.
Operating Income, Net Income, and Adjusted EBITDA
Operating income was $253 million (operating margin of 11.7%) during the second quarter of 2024, an increase of $134 million, or 112.6%, when compared to operating income of $119 million (operating margin of 6.9%) during the prior year. Operating margin increased 480 basis points, which included net favorable impacts of 360 basis points from decreases in special charges and restructuring and realignment costs, partially offset by increases in acquired intangible asset amortization compared to the prior year. Additionally, operating margin expansion included 530 basis points of favorable operational impacts driven by 240 basis points of productivity savings, 150 basis points of increased volumes, and 120 basis points of price realization. These favorable impacts were partially offset by 420 basis points of unfavorable operational impacts, driven by 180 basis points of inflation, 70 basis points of increased spending on strategic investments, 60 basis points of unfavorable mix and 50 basis points of increased employee costs. Excluding acquired intangible asset amortization, restructuring and realignment costs, and special charges, adjusted operating income was $352 million (adjusted operating margin of 16.2%) for the second quarter of 2024 as compared to adjusted operating income of $259 million (adjusted operating margin of 15.0%) during the comparable quarter in the prior year.
Net income for the second quarter was $194 million (net income margin of 8.9%), an increase of $102 million as compared to Net income in the prior year of $92 million (net income margin of 5.3%). The increase in net income was driven by increased operating income of $134 million, decreased non-operating income and gains from sale of businesses of $2 million, decreased interest expense of $1 million and increased income tax expense of $31 million. Adjusted EBITDA was $452 million (adjusted EBITDA margin of 20.8%) during the second quarter of 2024, an increase of $123 million, or 37%, when compared to adjusted EBITDA of $329 million (adjusted EBITDA margin of 19.1%) during the comparable quarter in the prior year, an increase to adjusted EBITDA margin of 170 basis points. Adjusted EBITDA margin was impacted by the same offsetting factors impacting the adjusted operating margin; however, adjusted EBITDA margin also benefited from the exclusion of incremental depreciation and amortization.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact William K. Grogan at William.Grogan@xylem.com or myself at Geri.Mcshane@xylem.com or by phone at (914) 323-5700.

Sincerely,

/s/ Geri-Michelle McShane
Geri-Michelle McShane
Vice President, Controller and Chief Accounting Officer

cc: Matthew F. Pine, President and Chief Executive Officer, Xylem Inc.
William K. Grogan, Senior Vice President, Chief Financial Officer, Xylem Inc.
Dorothy G. Capers, Senior Vice President, General Counsel, Xylem Inc.
Jim Fahey, Engagement Partner, Deloitte & Touche LLP